Exhibit 99.1

INTERIM REPORT JANUARY – MARCH 2013

HELPING THE WORLD RUN BETTER

The Best-Run Businesses Run SAPTM

TABLE OF CONTENTS

INTERIM REPORT JANUARY – MARCH 2013

INTRODUCTORY NOTES	3

QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

Interim Management Report	4
Consolidated Interim Financial Statements – IFRS	19

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

IFRS and Non-IFRS Financial Data	44
Multi-Quarter Summary	48

ADDITIONAL INFORMATION

Financial Calendar, Investor Services, Addresses, and Imprint	50

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to March 31, 2013. This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2012, presents significant events and transactions of the first quarter 2013, and updates the forward-looking information contained in our Management Report 2012. Both the 2012 consolidated financial statements and the 2012 Management Report are part of our 2012 Integrated Report which is available at www.sapintegratedreport.de.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

INTERIM REPORT JANUARY – MARCH 2013	3

INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This interim financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this interim financial report. To fully consider the factors that could affect our future financial results, both our Annual Report for December 31, 2012, (extract from the SAP Integrated Report 2012) and Annual Report on Form 20-F for December 31, 2012, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on March 31, 2013, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This interim financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

4	INTERIM MANAGEMENT REPORT

ECONOMIC CONDITIONS

Global Economic Trends

According to figures published by the European Central Bank (ECB) and International Monetary Fund (IMF), the global economy recovered during the first quarter of 2013, growing about 3% compared with the same period of the previous year. Once again, economies developed very differently from country to country. Some of the larger industrialized markets recorded only a slight improvement of around 1% or less, whereas a number of emerging nations expanded by more than 5%.

In the Europe, Middle East, and Africa (EMEA) region, the economic slump in the euro area persisted through the start of 2013. This was attributable first and foremost to declined domestic demand and subdued exports. The Americas region recorded solid economic growth in the reporting period, although cuts in government spending (fiscal cliff) did dampen the U.S. economy, causing gross domestic product (GDP) in the United States to increase only minimally in the first quarter compared to the year before. Economic activity in the Asia Pacific Japan (APJ) region was once again mixed in the first quarter: While Japan’s GDP increased only marginally, the Chinese GDP grew almost 8% compared to the previous year.

The IT Market

As in 2012, first-quarter global IT spending increased year-over-year in the middle single-digit percentage range. That is according to the International Data Corporation (IDC), a market research firm based in the United States, which had lowered its earlier calculations somewhat due to the weak PC market. The hardware segment did well globally, benefiting in particular from a sharp increase in spending for smartphones and tablets. Investments in the software and services segments also increased, although only slightly compared to the previous year.

In the EMEA region – most notably in Europe – the cost saving measures of several governments coupled with a high rate of unemployment in several countries slowed down IT spending growth. By contrast, the IT market in the Americas region remained stable. IT spending in the United States grew in the middle single-digit percentage range and thus within the global average. The APJ region recorded a strong increase in IT spending, in some cases even achieving double-digit growth, above all in China. Japan, however, proved to be the exception, as IT spending there remained almost unchanged year-on-year.

Impact on SAP

Risks and uncertainties in the overall economy and IT industry did not negatively impact SAP business in the first quarter: In fact, we outperformed the global economy and the IT industry, thanks to our innovations in applications, analytics, cloud, mobile, and database and technology.

Despite continued market uncertainty, the EMEA region performed well with 13% non-IFRS software and cloud subscription revenue growth. Emerging markets in the EMEA region, such as the Middle East, Africa and Russia, as well as the UK, Sweden and Switzerland are performing especially well with double-digit software growth rates. In the Americas region we achieved strong non-IFRS software and cloud subscription growth of 49%, driven by a excellent performance in Brazil and Mexico. We achieved strong cloud subscription and support revenue growth in North America. Our non-IFRS software license revenue grew by 6% in the Americas region and we believe this was primarily impacted by federal budget uncertainty in the United States, which delayed budgetary cycles in that country. We expect this to normalize during the remainder of the year. In the APJ region non-IFRS software and cloud subscription revenue declined by 10%. This slow start was partly due to some leadership changes we made in some markets. In addition, at the beginning of the year we saw slower than expected demand for IT investments in China from state-owned enterprises. SAP does, however, expect China to return to solid growth and we are optimistic we will be back on track in APJ in the second quarter.

VISION, MISSION, AND STRATEGY

We did not change our vision, mission, or strategy in the first three months of 2013. For a detailed description, see our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

INTERIM REPORT JANUARY – MARCH 2013	5

PORTFOLIO OF SOFTWARE AND SERVICES

In the first quarter of 2013, we made the following enhancements to our portfolio of software and services. For a detailed description, see our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

Applications

SAP continues to help its customers achieve a real-time enterprise with solutions that speed up processing and deliver insights based on the very latest information.

A milestone of this strategy was introduced in January: SAP Business Suite powered by SAP HANA, a new option for SAP Business Suite customers. SAP now provides an integrated family of business applications that captures and analyzes transactional data in real time on a single in-memory platform. SAP Business Suite powered by SAP HANA empowers customers to manage all mission-critical business processes such as planning, execution, reporting, and analysis in real time, by using the same relevant live data.

Customers of our applications for small and midsize enterprises will also benefit from the power of SAP HANA. In early March at CeBIT 2013 in Hanover, Germany, SAP announced SAP Business One, version for SAP HANA, the first business management solution for small and midsize enterprises (SMEs) that is run completely in-memory. The application is a scalable, affordable solution with embedded analytics capabilities and high-volume transactions that empower SMEs to run their businesses in real time.

Analytics

In the first quarter, SAP unveiled two highly specialized analytic applications to sports fans in the United States.

In January, we introduced an online analytics dashboard based on SAP HANA that provided National Football League (NFL) fans with insights regarding the selection of the NFL.com Fantasy Player of the Year for the 2012 season. The dashboard, now live on NFL.com/honors, displays the statistics of the top eight Fantasy Player finalists in a visually rich format.

In February, SAP and the National Basketball Association (NBA) announced the launch of NBA Stats, providing fans with interactive access to official NBA statistics and analyses. Powered by the real-time SAP HANA platform and free to all fans and media, the NBA’s statistical offering will allow users to interact and analyze official league, team, and player statistics in real time through an intuitive, highly visual interface.

Other analytic solutions introduced during the first quarter included the SAP Fraud Management analytic application, which helps companies detect fraud earlier for reduced financial loss and lower fraud investigation costs.

Industry Recognition:

SAP has once again been positioned in the Leaders Quadrant of Gartner’s Business Intelligence and Analytics Magic Quadrant. We were also placed in the Leaders Quadrant of the Gartner Corporate Performance Management (CPM) Magic Quadrant.

Cloud

Since launching a revamped cloud strategy in May 2012, SAP has established itself as a leader in the cloud market, with a comprehensive offering of cloud-based business applications.

In January, SAP expanded its SAP PartnerEdge program, allowing us to offer a broader portfolio of SAP cloud solutions through our sales partners. As a result, more than 500 partners of SuccessFactors, an SAP company, will be transitioned into the program in 2013.

In February, SAP announced the release of the SAP ERP HCM Integration to SuccessFactors rapid-deployment solution. With this release, SAP and SuccessFactors create the leading cloud human capital management (HCM) solution to drive global HR efficiency and empower employees to manage their careers.

Industry Recognition:

SuccessFactors has been positioned as a Leader by Gartner in the 2013 Magic Quadrant for Talent Management Suites (TMS), based on talent, compensation, recruiting and learning.

In the cloud-based collaborative commerce market, Ariba, an SAP company, was recognized as a leader for Sourcing and Vendor Management (SVM) tool sets in “The Forrester Wave: SVM Tool Set, Q1 2013” report by Forrester Research. The citation is based on the firm’s evaluation of Ariba Sourcing, Ariba Contract Management, Ariba Supplier Information and Performance Management, and Ariba Spend Visibility.

6	INTERIM MANAGEMENT REPORT

Mobile

During the first quarter, SAP unveiled a wide range of innovations that enable customers to compete and win through mobility.

In January, for example, we introduced a new wave of mobile apps to help retailers market to and engage with consumers, enhancing the shopping experience and boosting customer loyalty. SAP Customer Loyalty, SAP On-Shelf Availability Manager, and SAP Retail Store Ops Associate mobile apps were announced at the National Retail Federation (NRF) 102nd Annual Convention & EXPO in New York City.

In February, at the 2013 Mobile World Congress (MWC) in Barcelona, Spain, SAP introduced the SAP Mobile Documents solution designed to meet the demand for simple, highly secure file synchronization and sharing in the enterprise. The new mobile content management solution provides a single entry point to personal business documents and corporate content via any device.

Also at MWC, SAP announced the launch of the cloud-based SAP Rich Communication Services 365 (SAP RCS 365) mobile service. For mobile subscribers, RCS makes services such as instant messaging, video, and file sharing as simple and intuitive as sending a text message. In addition, it enables mobile operators to create new innovative services, respond to competition in today’s expanding mobile ecosystem, and increase potential revenue per subscriber.

Addressing the growing demand for machine-to-machine (M2M) applications, SAP and Ericsson took advantage of the MWC forum to announce an agreement to jointly market and sell cloud-based M2M solutions and services to enterprises via operators around the globe. The solutions will be based on a combined software-as-a-service (SaaS) offering from SAP and Ericsson, and will provide the infrastructure and business solutions for automatic data transmission between technical devices, such as vehicles, freight containers, alarm systems, or vending machines.

Database and Technology

SAP continues to set new standards for performance in database applications and related technologies – including the breakthrough SAP HANA in-memory computing platform.

In February, SAP announced the availability of SAP Sybase IQ 16 software, a critical component of the SAP Real-Time Data Platform. SAP Sybase IQ, the next-generation disk-based column store analytics server, delivers speed and power for extreme-scale enterprise data warehousing and big data analytics with dramatic affordability and efficiency.

In late February, at the Strata Conference in California, SAP and Intel announced a technical and business partnership that will help organizations in data-intensive industries become more competitive and agile by leveraging insights across business operations from all their data assets at the pace of business. The two companies plan to build and bring to market a breakthrough Big Data solution for enterprise customers centered on the SAP HANA platform and Intel Distribution for Apache Hadoop software.

In early March, at the MIT Sloan Sports Analytics Conference in Boston, SAP announced the launch of the SAP Scouting solution. Powered by the SAP HANA platform, this enterprise offering will enable sports franchises to improve their ability to identify and acquire the talent that fuels their teams’ on-field success. SAP developed the solution in partnership with the NFL’s San Francisco 49ers during preparation for the 2013 NFL Draft.

Industry Recognition:

On the strength of our advances in database and technology, GRC 20/20, a leading analyst firm, named SAP as one of 12 winners of the 2013 GRC Technology Innovator Awards. SAP was recognized for advancing governance, risk, and compliance (GRC) analytics with SAP HANA Analytics Foundation for SAP solutions for GRC. This is the second year in a row that SAP has been awarded this honor.

INTERIM REPORT JANUARY – MARCH 2013	7

RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 6% to €557 million in the first three months of 2013, compared to €523 million in the corresponding period in 2012.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first three months of 2013 was 15.5%, which remains virtually stable compared to the 15.6% recorded for the first three months of 2012. On the non-IFRS numbers, the portion of total revenue we spent on R & D in the first three months of 2013 was 14.7%, a 0.2 percentage point decrease in comparison with the portion in the first three months of the previous year, which was 14.9%.

We had 18,060 full-time equivalent (FTE) employees working in research and development teams on March 31, 2013, an increase of 8% compared with March 31, 2012 (March 31, 2012: 16,762; December 31, 2012: 18,012). This growth mainly reflects the addition of research and development employees from Ariba.

ACQUISITIONS

The acquisition of Ticket-Web, KMS Software Company LLC, Camilion Inc., and SmartOps Corporation in March and April of 2013 was not material to SAP. Acquisitions of the prior year are described in the Consolidated Financial Statements 2012, which are included in our 2012 Integrated Report.

EMPLOYEES

Our vision to help the world run better and improve people’s lives relies on the power of human thinking, innovation, and creativity. For this reason, nothing is more critical to the long-term success of SAP and our customers than our employees. They deliver value to our customers and drive our sustainable growth and profitability.

An important factor for our success is our ability to attract and retain talented employees. In the first quarter of 2013, the employee retention rate was 94% (up from 93% in the first quarter of 2012). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first quarter of 2013, the company employed 19.9% women in management, compared to 18.7% at the end of the first quarter of 2012. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

At the end of the first quarter of 2013, we had 64,598 full-time equivalent (FTE) employees worldwide (March 31, 2012: 59,420; December 31, 2012: 64,422) – an increase of 176 compared to year end 2012. Our overall employee headcount on March 31, 2013, included 16,675 FTEs based in Germany (March 31, 2012: 16,398; December 31, 2012: 16,671), and 13,533 based in the United States (March 31, 2012: 12,043; December 31, 2012: 13,492).

ORGANIZATION

On March 21, 2013, the Supervisory Board of SAP AG approved the proposal of the Executive Board to prepare the conversion of the legal form of SAP AG into a European Company (Societas Europaea, SE).

The Executive Board and the Supervisory Board believe that the planned change of legal form reflects SAP’s position as an internationally-oriented company with European roots. The legal form of European Company takes into account SAP’s European and international business activities. Furthermore, this legal form offers the possibility to optimize both the corporate governance structure and work of the corporate bodies of SAP AG. With the conversion into an SE, the shareholders of SAP AG automatically become shareholders of SAP SE. Shareholders’ rights remain unchanged.

The conversion of legal form requires the approval of the shareholders. This is planned to be secured at the Annual General Meeting of Shareholders in 2014. We currently believe that negotiations with the European employees regarding participation of employees in the SE will have been completed by the end of 2013. These negotiations are initiated based on the decision by the Executive Board on March 21, 2013.

8	INTERIM MANAGEMENT REPORT

ASSETS, FINANCES, AND OPERATING RESULTS

In the sections that follow, our assets, finances, and operating results are discussed in detail.

In the discussion of our assets, finances, and operating results, the financial data presented for the first quarter of 2013 fully contains the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors and Ariba. Comparator amounts contain SuccessFactors numbers on a pro rata basis effective February 21, 2012. Ariba numbers are not included – Ariba was acquired on October 1, 2012.

Performance Against Our Outlook for 2013 (Non-IFRS)

In this section, all discussion of the first three months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Operational Targets for 2013 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures – SAP Group 1/1/ to 3/31/2013 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	1/1/ - 3/31/2013	1/1/ - 3/31/2012	Change in %	Change in % (Constant Currency)
Software	657	637	3	5
Cloud subscriptions and support	167	35	380	385
Software and cloud subscription	824	672	23	25
Support	2,113	1,954	8	10
Software and software-related service revenue	2,937	2,626	12	14
Total revenue	3,636	3,357	8	10
Operating expense	–2,734	–2,523	8	10
Operating profit	901	834	8	11
Operating margin in %	24.8	24.8	0	0.3pp
Profit after tax	689	583	18	n.a.
Effective tax rate in %	21.4	28.1	–6.7pp	n.a.
Earnings per share – basic in €	0.58	0.49	18	n.a.
Deferred cloud subscriptions and support revenue (March 31)	377	193	95	n.a.

Actual Performance in the First Quarter of 2013 (Non-IFRS)

In the first quarter of 2013, software and software-related service revenue (non-IFRS) increased 12% compared with the same period in the previous year to €2,937 million (Q1 2012: €2,626 million). At constant currencies, the increase was 14%.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €167 million (Q1 2012: € 35 million), an increase of 380% compared to the same period in 2012. The amounts for 2013 include full cloud subscriptions and cloud support revenue from SuccessFactors and Ariba, comparator amounts contain SuccessFactors numbers on a pro rata basis effective February 21, 2012, only. Deferred cloud subscriptions and support revenue was €377 million as of March 31, 2013 (March 31, 2012: €193 million). Our cloud subscription and support backlog as of December 31, 2012 was €800 million.

Non-IFRS total revenue in the same period was €3,636 million (Q1 2012: €3,357 million), an increase of 8%. On a constant currency basis, the increase was 10%.

Non-IFRS operating profit was €901 million (Q1 2012: €834 million), an increase of 8% (11% at constant currencies).

Non-IFRS operating margin was 24.8% which remains unchanged compared to the prior year (Q1 2012: 24.8%). Non-IFRS operating margin was 25.1% at constant currencies, an increase of

INTERIM REPORT JANUARY – MARCH 2013	9

0.3 percentage points. Non-IFRS operating profit and operating margin for the first quarter of 2013 were affected by the acquisitions of SuccessFactors and Ariba, which impacted the operating margin by approximately 80 basis points. The organic margin performance demonstrates that efficiency in SAP’s core business has improved further.

In the first quarter of 2013, non-IFRS profit after tax was €689 million (Q1 2012: €583 million), an increase of 18%. Non-IFRS basic earnings per share was €0.58 (Q1 2012: €0.49), an increase of 18%.

The non-IFRS effective tax rate in the first quarter of 2013 was 21.4% (Q1 2012: 28.1%). The year over year decrease in the effective tax rate mainly resulted from changes in the regional allocation of income, from taxes for prior years, and from tax effects on changes in foreign currency exchange rates.

Overall, during the first three months, our Non-IFRS numbers at actual currencies experienced a negative currency impact compared to what they would have been if translated at the exchange rates from last year: SSRS revenue was impacted by €56m or minus 1.9%, total revenue was impacted by €67m or minus 1.8%, impacting the SSRS and total revenue growth rates by 2 percentage points each. The operating margin was negatively impacted by 30 basis points.

If exchange rates remained unchanged at the March 2013 level for the remainder of the year, our 2013 full year Non-IFRS SSRS revenue and Non-IFRS total revenue at actual currencies would both be approximately 2% lower than the respective constant currency numbers, representing a negative impact of approximately 2-3 percentage points to the SSRS and total revenue growth rates. Our Non-IFRS operating margin at actual currencies would be approximately 40-50 basis points lower than the respective constant currency margin.

Segment Information

Following SAP’s increased focus on the cloud business, in the third quarter 2012 we changed both the structure of the components that SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. For information about the changes to our segment reporting and a description of the activities of our new segments, see the Notes to the Interim Financial Statements section, Note (17).

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

Key Figures in SAP Segment Reporting in the First Quarter of 2013

In the first quarter of 2013, revenue in the On-Premise division increased by 3% to €3,412 million (Q1 2012: €3,309 million). Of this, €2,756 million (Q1 2012: €2,590 million) was revenue from the Products segment, representing an increase of 6%. Revenue from the Services segment rose by 9% to €656 million (Q1 2012: €720 million).

In the first quarter of 2013, segment revenue in the Cloud division achieved €224 million (Q1 2012: €48 million). Of this, €115 million (Q1 2012: €43 million) was revenue from the Cloud Applications segment, €109 million (Q1 2012: €5 million) was revenue from the Ariba segment. Comparator amounts for revenue from the Cloud Applications segment include revenues from SuccessFactors on a pro rata basis effective February 21, 2012. For the Ariba segment the trailing twelve month network spend volume was approximately $460 billion.

The annual cloud revenue run rate is approaching €900 million. The annual revenue run rate is the first quarter 2013 cloud division revenue multiplied by 4.

Segment profit for the On-Premise division was €1,600 million (Q1 2012: €1,545 million, including €1,484 million (Q1 2012: €1,407 million) from the Products segment and €117 million (Q1 2012: €138 million) from the Services segment. In the first quarter of 2013, the operating segment margin for the reportable segments was 54% (Q1 2012: 54%) for the Products segment, and 18% (Q1 2012: 19%) for the Services segment. This resulted in an operating margin of 47% (Q1 2012: 47%) for the entire On-Premise division.

Segment profit for the Cloud division contains for the first time positive results from both segments: €1 million (Q1 2012: €-19 million) from the Cloud Applications segment and €26 million (Q1 2012:

10	INTERIM MANAGEMENT REPORT

€-6 million) from the Ariba segment. Segment profit for the entire Cloud division was €28 million (Q1 2012: €-25 million). In the first quarter of 2013, the operating segment margin for the reportable segments was 0% (Q1 2012: -44%) for the Cloud Applications segment, and 24% (Q1 2012: -120%) for the Ariba segment. This resulted in an operating margin of 13% (Q1 2012: -52%) for the entire Cloud division.

INTERIM REPORT JANUARY – MARCH 2013	11

Key Figures SAP Group in the First Quarter of 2013 (IFRS)

€ millions, unless otherwise stated	1/1/ - 3/31/2013	1/1/ - 3/31/2012	Change	Change in %
Software	657	637	20	3
Cloud subscriptions and support	137	29	108	373
Software and cloud subscription	794	666	128	19
Support	2,109	1,953	156	8
Software and software-related service revenue	2,903	2,619	284	11
Total revenue	3,601	3,350	251	7
Operating expense	–2,955	–2,719	–236	9
Operating profit	646	631	15	2
Operating margin in %	17.9	18.8	–0.9pp	n.a.
Profit after tax	520	444	76	17
Effective tax rate in %	16.3	26.9	–10.6pp	n.a.
Headcount in full-time equivalents (March 31)	64,598	59,420	5,178	9
Days sales outstanding in days (March 31)	61	60	1	2
Earnings per share – basic in €	0.44	0.37	0.06	19

Deferred cloud subscriptions and support revenue (March 31)	344	120	224	187

OPERATING RESULTS IN THE FIRST QUARTER (IFRS)

Orders

The total number of software deals we closed decreased by 11% from the comparator amount in the first quarter of 2013 to 11,987 (Q1 2012: 13,526). In contrast, the average value of software orders we received showed an increase of 23% compared with the previous year. In the first quarter of 2013, 22% (Q1 2012: 13%) of the value of new software orders came from orders whose volume exceeded €5 million, while 48% (Q1 2012: 59%) came from orders worth less than €1 million.

Revenue

In the first quarter of 2013, software revenue was €657 million (Q1 2012: €637 million), an increase of 3% compared to the same period in 2012. Software revenue in the first quarter of 2013 included amounts of €86 million (Q1 2012: €28 million) from SAP HANA. We had a strong double-digit growth in our mobile business in the first three months of 2013.

Our revenue from cloud subscriptions and support was €137 million (Q1 2012: €29 million), an increase of 373% compared to the same period in 2012. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors since its acquisition date (February 21, 2012). Ariba is not included in prior year numbers.

Total revenue was €3,601 million (Q1 2012: €3,350 million), an increase of 7% compared to the same period in 2012.

Operating Expenses

In the first quarter of 2013, our operating expenses increased by 9% to €2,955 million (Q1 2012: €2,719 million).

The increase in operating expenses is mainly due to the increased headcount.

Operating Profit and Margin

In the first quarter of 2013, operating profit increased by 2% compared with the same period in the previous year to €646 million (Q1 2012: €631 million).

Our operating margin decreased mainly due to acquisitions by 0.9 percentage points to 17.9% (Q1 2012: 18.8%).

Profit After Tax and Earnings per Share

In the first quarter of 2013, profit after tax was €520 million (Q1 2012: €444 million), an increase of 17%. Basic earnings per share was €0.44 (Q1 2012: €0.37), an increase of 19%.

The effective tax rate in the first quarter of 2013 was 16.3% (Q1 2012: 26.9%). The year over year decrease in the effective tax rate mainly resulted from changes in the regional allocation of income, from taxes for prior years, and from tax effects on changes in foreign currency exchange rates.

12	INTERIM MANAGEMENT REPORT

FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first three months of 2013 was €2,162 million (first three months of 2012: €2,071 million), our highest first three months figure ever. The improvement in operating cash flow is due to a continuous good management of working capital focusing on receivables, which on January 1, 2013, were 12% higher than in the previous year thanks to the Company’s business success in 2012.

Group liquidity stood at €4,610 million on March 31, 2013 (December 31, 2012: €2,492 million). Group liquidity comprised cash and cash equivalents totaling €4,473 million (December 31, 2012: €2,477 million) and short-term investments totaling €137 million (December 31, 2012: €15 million).

Group Liquidity of SAP Group

€ millions	March 31, 2013	December 31, 2012	Change
Cash and cash equivalents	4,473	2,477	1,996
Short-term investments	137	15	122
Group Liquidity — gross	4,610	2,492	2,118
Current bonds	600	600	0
Net liquidity 1	4,010	1,892	2,118
Non-current private placement transactions	2,156	2,094	62
Non-current bonds	2,300	2,300	0
Net liquidity 2	–446	–2,502	2,056

Net liquidity 1 is total group liquidity minus current bonds.

Net liquidity 2, defined as net liquidity 1 minus non-current private placement transactions, and bonds, was €-446 million (December 31, 2012: €-2,502 million). The reduction compared to December 31, 2012, is mainly attributable to the positive operating cash flow in the first three months of 2013.

Free Cash Flow and Days Sales Outstanding (DSO)

Our free cash flow and our DSO on March 31, 2013, were as follows:

Free Cash Flow

€ millions	1/1 - 3/31/2013	1/1 - 3/31/2012	Change in %
Free cash flow	2,049	1,958	5

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days Sales Outstanding

	March 31, 2013	March 31, 2012	Change in Days
Days sales outstanding (DSO) in days	61	60	1

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €29,294 million on March 31, 2013, an increase of €2,584 million since December 31, 2012, resulting mainly from an increase in cash and cash equivalents from the operating cash flow respectively the seasonal increase in deferred revenue.

The equity ratio on March 31, 2013, was 51% (December 31, 2012: 53%), a slight decrease.

Investments

Investments in intangible assets and property, plant, and equipment decreased significantly in the first three months of 2013 to €116 million (first three months of 2012: €3,081 million). This decrease is due to our prior year acquisition of SuccessFactors and is mainly attributable to additions to goodwill and intangible assets.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €76.8 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €15.0 billion at the end of the first three months of 2013 (December 31,

INTERIM REPORT JANUARY – MARCH 2013	13

2012: €14.2 billion). This means that the market capitalization of our equity is more than five times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2012 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$15.6 billion.

ENERGY AND EMISSIONS

As we create solutions for our customers to better manage resources, we must also look to ourselves and improve our own environmental performance. We also acknowledge greenhouse gas (GHG) emissions as a proxy measure for inefficient operations and excess spending.

For the first quarter ending March 31, 2013, SAP’s GHG emissions totaled 140 kilotons – an increase of 7.7% compared to the first quarter of 2012. This rise is primarily due to the acquisitions of SuccessFactors and Ariba. Comparator amounts contain SuccessFactors numbers on a pro rata basis effective February 21, 2012. Ariba numbers are not included – Ariba was acquired on October 1, 2012.

Since the beginning of 2008, SAP has achieved a €235 million cost avoidance compared to a business-as-usual scenario, through energy saving and emission reduction initiatives.

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies), the Dow Jones EURO STOXX 50, and the S&P North American Technology Software Index.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in indices at 3/31/2013
DAX 30	8.47%
Prime All Share	6.80%
CDAX	6.89%
HDAX	7.12%
Dow Jones STOXX 50	2.01%
Dow Jones EURO STOXX 50	3.66%

SAP stock developed better in the first quarter of 2013 than its two most important benchmark indices. The SAP share price rose 3.0%, while the DAX 30 index grew only 2.4%. In contrast, the EURO STOXX 50 index lost 0.5% over the same period.

Having started the year at the end of 2012 with a Xetra closing price of €60.69, SAP stock reached its lowest level of the quarter on January 22 at €57.82. The very next day, however, the announcement of the Company’s detailed 2012 fourth quarter, full year preliminary results and guidance initiated an upward trend that saw the share price climb to €60.91 on February 1 in a positive market environment. Worries about the financial stability of Spain and the political situation in Italy subsequently slowed the European stock markets. In an environment characterized by considerable uncertainty, the SAP stock price hovered within a narrow range around the €60.00 mark for most of February.

The markets began to recover at the beginning of March after the U.S. Federal Reserve decided for further easing of its monetary policy. In mid-March for example, the DAX passed the 8,000 point mark for the first time since December 2007. SAP’s share price benefited from its appearance at CeBIT 2013, the world’s largest IT industry trade fair. The share price increased to €64.80 on March 15 – its highest level since the week of March 6 – 10, 2000. The financial crisis in Cyprus and ongoing problems in Italy then caused the markets to decline. The SAP stock closed the first quarter at €62.50.

14	INTERIM MANAGEMENT REPORT

Capital Stock

SAP’s capital stock on March 31, 2013, was €1,228,504,232 (December 31, 2012: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Free Float

On March 31, 2013, the proportion of our stock in free float, applying the definition accepted on the Frankfurt Stock Exchange – which excludes treasury stock from the free float – stood at 74.4% (December 31, 2012: 74.4%).

Market capitalization

With the Xetra closing price at €62.50 on the last trading day in the first quarter, SAP’s market capitalization was €76.8 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The free-float factor for SAP was 73.53% on the last trading day in the first quarter, resulting in a free-float market capitalization of approximately €56.6 billion. When measured by its free-float market capitalization, SAP was the forth-largest company listed on the DAX at the end of the quarter.

For more information about SAP common stock, see the SAP Website at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 14 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2012, and are discussed more fully in our 2012 Integrated Report and our Annual Report on Form 20-F for 2012. We do not believe the risks we have identified jeopardize our ability to continue as a going concern. Opportunities also remain largely unchanged since 2012.

SUPPLEMENTARY REPORT

No events have occurred after March 31, 2013, which have a material significance for the Group’s assets, finances, and operating results.

OUTLOOK

Future Trends in the Global Economy

The European Central Bank (ECB) and International Monetary Fund (IMF) expect the global economy to pick up speed through the remainder of 2013 and end the year with an average growth rate of almost 4%. However, economies will continue to develop very differently from one another: The institutions predict that the economic development in advanced economies will only expand slowly reaching an average of 1.4%, whereas emerging

INTERIM REPORT JANUARY – MARCH 2013	15

markets will see an almost 5.5% increase in GDP and thus become important drivers of growth in the global economy.

According to the analysts, the economy in the EMEA region will gradually stabilize in the second half of the year. Restrictive credit terms in the euro area could slow growth and reduce the region’s GDP for the full year by 0.2% stated by the IMF. According to ECB growth could decline by up to 0.9%. The Americas region, on the other hand, is forecast to grow strongly, despite the fact that GDP in the United States is expected to rise only about 2% due to federal spending cuts and an increase in income tax rates. In the APJ region experts anticipate that economic development will remain mixed: Japan’s economy is forecast to only grow about 1% for the year as a whole, whereas China can anticipate strong growth of about 8%.

Economic Trends – Year-Over-Year GDP Growth

% World	2012e	2013p	2014p
World	3.2	3.5	4.1
Advanced Economies	1.3	1.4	2.2
Developing and Emerging Economies	5.1	5.5	5.9
Europe, the Middle East, and Africa (EMEA)
European Union	-0.2	0.2	1.4
Euro Area	-0.4	-0.2	1.0
Germany	0.9	0.6	1.4
Central and Eastern Europe	1.8	2.4	3.1
Middle East and North Africa	5.2	3.4	3.8
Sub-Saharan Africa	4.8	5.8	5.7
Americas
United States	2.3	2.0	3.0
Canada	2.0	1.8	2.3
Central and South America, Caribbean	3.0	3.6	3.9
Asia Pacific Japan
Asian Emerging Economies	1.8	3.2	3.9
Asian Developing Economies	6.6	7.1	7.5
Japan	2.0	1.2	0.7
China	7.8	8.2	8.5

e = Estimate;

p = Projection

Source: IMF, p. 2.

Future Trends in the IT Market

Market research firm International Data Corporation (IDC) believes that companies and consumers will remain cautious with their IT spending over the course of 2013 as long as general uncertainty continues to impact the economic climate. The organization therefore assumes global IT spending will remain constant at around 6%. Mobile devices are expected to account for half of all expenditures in the hardware segment, which IDC believes will expand at a slower pace than in the past. The software and services segments, on the other hand, is expected to grow somewhat faster than before.

In the EMEA region, IDC envisions only a slight increase in IT spending in Europe, where investments in software and mobile devices are expected to increase at an above-average rate. In the Americas, the researchers predict that IT business growth will largely depend on the economic and political development in the United States, where higher taxes and lower government spending could cause a decline in IT investments in the entire region. The IT market in the APJ region, meanwhile, is once again forecast to grow considerably, especially in China, where IDC anticipates double-digit percentage growth rates. Only Japan’s IT market is expected to remain relatively stable, due to the fact that reconstruction efforts following the earthquake of 2011 have held back IT spending in that country.

Trends in the IT Market – Increased IT spending year-over-year

% World	2012e	2013p	2014p
Total IT	5.9	5.5	5.7
Hardware	7.6	6.1	6.0
Packaged software	6.0	6.4	6.7
Applications	6.4	6.3	6.4
IT Services	3.3	3.9	4.5
Europe, Middle East, Africa (EMEA)
IT total	4.1	3.4	4.4
Packaged software	4.6	5.0	5.7
Applications	4.8	4.8	5.2
IT Services	0.9	2.3	3.8
Americas
IT total	5.4	6.4	6.4
Packaged software	6.9	7.3	7.4
Applications	7.4	7.3	7.2
IT Services	4.7	4.7	4.5
Asia Pacific Japan
IT total	8.9	6.5	6.0
Packaged software	6.3	6.2	6.4
Applications	6.2	6.1	6.2
IT Services	4.9	5.4	5.7

e = Estimate,

p = Projection

Source: IDC Worldwide Black Book Q4 2012

16	INTERIM MANAGEMENT REPORT

Impact on SAP

As long as the global economy and IT industry develop as currently forecast, SAP expects to outpace them for the remainder of 2013. To achieve this, SAP will focus on our established innovation strategy and our clear customer focus. SAP is well positioned to absorb fluctuations in the economy due to its global presence across many industries. Our five innovative market categories: Applications, Analytics, Cloud, Mobile, and Database and Technology give us a competitive edge even during difficult economic times.

In the coming months, we will continue to invest in countries in which we expect significant growth, such as Brazil, China, India, Russia, and countries in the Middle East and Africa. We see further growth potential in the future that will help us reach our ambitious goals for 2013 and our mid-term goals for 2015. For more information, see the Operational Targets for 2013 (Non-IFRS) section.

Forecast for SAP

Operational Targets for 2013 (Non-IFRS)

Revenue and Operating Profit Outlook

SAP reiterates the outlook for the full year 2013, which remains unchanged from the outlook provided on January 23, 2013:

•

The Company expects full year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14% – 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

•	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% – 13% at constant currencies (2012: €13.25 billion).

•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).

•	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% – 26.5% (2012: 26.2%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2012: 27.5%).

We expect our professional services and other service revenue to grow in the low single-digit percentages range. But we also believe that the anticipated rise in software and software-related service revenue will bring about a significant increase in total revenue in 2013.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenues from the On-Premise Products segment. The expected growth in revenue from this segment, however, is below the outlook provided for software and cloud subscription revenue (non-IFRS). Keeping in line with the growth rate for professional services and other service revenue, we do not expect to see strong growth in the On-Premise Services segment.

Looking at our above forecast for cloud subscriptions and support revenue (non-IFRS, at constant currencies), we anticipate a similar level of growth for segment revenues in the Cloud division (combining the Cloud Applications and Ariba segments). Particularly strong growth results are expected in the Ariba segment, since we only began including Ariba figures in the 2012 segment revenues at the beginning of the fourth quarter following the first consolidation.

We expect an increase in segment profit in our On-Premise division with the On-Premise Products segment profit growing faster than the On-Premise Services segment, which is expected to only experience a slight profit improvement. The Cloud division is expected to achieve, for the first time, a positive segment profit resulting from a reduced segment loss in the Cloud Applications segment and a strong increase in the Ariba segment profit.

We expect that software revenue from SAP HANA will range between €650 million to €700 million (2012: €392 million). Total cloud revenue is expected to approach €1billion in 2013.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following amounts represent estimates for 2013 and a comparison of the actual differences between IFRS and non-IFRS measures on operating profit for the first three months of 2013 and 2012:

INTERIM REPORT JANUARY – MARCH 2013	17

Non-IFRS Measures

(€ millions)	Estimated amounts for 1/1 - 12/31/20131)	Actual Amounts from 1/1 - 3/31/2013	Actual Amounts from 1/1 - 3/31/2012
Deferred revenue write-down	Between 65 and 75	35	7
Discontinued activities 2)	< 10	0	–7
Share-based payment expenses 3),4)	Between 440 and 480	70	83
Acquisition-related charges 5)	Between 560 and 600	137	120
Restructuring	Between 40 and 60	13	0

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2013 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2013 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3)

Our share-based payment expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2013 may differ significantly from these estimates.

4)

The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2013 differ significantly from these estimates.

5)

The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2013 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments, and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2012 Integrated Report have changed as follows:

Our net liquidity position was slightly negative on March 31, 2013. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs in 2013 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2013 and 2014 can be covered in full by operating cash flow and will chiefly be spent on increasing data center capacity in our locations in Newtown Square, Pennsylvania, United States, and St. Leon-Rot, Germany, and on renovating our office building in Vancouver, Canada.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second-largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth.

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2013 from major acquisitions.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2012 Integrated Report and our 2012 Annual Report on Form 20-F did not change in the first three months of 2013. We still aim to increase our total revenue to more than €20 billion by 2015. In the same period,we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

•	We want to become a profitable market leader in cloud computing, generating around €2 billion total revenue in this segment by 2015.

Our plan is for indirect sales (partner revenue) to contribute up to 40% of software revenue by 2015.

18	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Financial Statements	26
(2) Scope of Consolidation	26
(3) Summary of Significant Accounting Policies	26
(4) Business Combinations	27
(5) Employee Benefits Expense and Headcount	28
(6) Income Tax	29
(7) Earnings per Share	29
(8) Other Financial Assets	30
(9) Trade and Other Receivables	30
(10) Financial Liabilities	31
(11) Deferred Income	31
(12) Total Equity	31
(13) Contingent Liabilities	32
(14) Litigation and Claims	32
(15) Share-Based Payments	34
(16) Other Financial Instruments	34
(17) Segment and Geographic Information	39
(18) Related Party Transactions	43
(19) Subsequent Events	43

INTERIM REPORT JANUARY – MARCH 2013	19

CONSOLIDATED INCOME STATEMENTS

For the three months ended March 31

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		657	637	3
Cloud subscriptions and support		137	29	373
Software and cloud subscription		794	666	19
Support		2,109	1,953	8
Software and software-related service revenue		2,903	2,619	11
Consulting		557	597	–7
Other services		142	134	6
Professional services and other service revenue		698	731	–4
Total revenue		3,601	3,350	7

Cost of software and software-related services		–604	–538	12
Cost of professional services and other services		–605	–624	–3
Total cost of revenue		–1,210	–1,162	4
Gross profit		2,391	2,188	9
Research and development		–557	–523	6
Sales and marketing		–975	–831	18
General and administration		–197	–209	–6
Restructuring		–13	0	N/A
Tomorrow Now litigation		0	7	–97
Other operating income/expense, net		–3	–1	>100
Total operating expenses		–2,955	–2,719	9
Operating profit		646	631	2

Other non-operating income/expense, net		–10	–8	32
Finance income		30	24	23
Finance costs		–44	–40	11
Financial income, net		–15	–16	–8
Profit before tax		621	607	2

Income tax Tomorrow Now litigation		0	–2	–95
Other income tax expense		–101	–161	–38
Income tax expense	(6)	–101	–163	–38
Profit after tax		520	444	17
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		520	444	17
Basic earnings per share, in €*	(7)	0.44	0.37	19
Diluted earnings per share, in €*	(7)	0.44	0.37	19

*	For the three months ended March 31, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,190 million (diluted: 1,191 million), respectively (treasury stock excluded).

20	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended March 31

€ millions	2013	2012
Profit after tax	520	444
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	–2	3
Income tax relating to items that will not be reclassified	0	–1
Other comprehensive income after tax for items that will not be reclassified to profit and loss	–2	2
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	229	–164
Available-for-sale financial assets	0	35
Cash flow hedges	0	23
Income tax relating to items that will be reclassified	6	–12
Other comprehensive income after tax for items that will be reclassified to profit and loss	235	–118
Other comprehensive income net of tax	233	–116
Total comprehensive income	753	328
– Attributable to owners of parent	753	328
– Attributable to non-controlling interests	0	0

INTERIM REPORT JANUARY – MARCH 2013	21

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		4,473	2,477
Other financial assets	(8)	279	154
Trade and other receivables	(9)	3,872	3,917
Other non-financial assets		346	294
Tax assets		299	156
Total current assets		9,269	6,998
Goodwill		13,512	13,274
Intangible assets		3,168	3,234
Property, plant, and equipment		1,725	1,708
Other financial assets	(8)	531	509
Trade and other receivables	(9)	97	88
Other non-financial assets		93	68
Tax assets		185	170
Deferred tax assets		715	660
Total non-current assets		20,025	19,711
Total assets		29,294	26,710

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

€ millions	Notes	2013	2012
Trade and other payables		809	870
Tax liabilities		552	511
Financial liabilities	(10)	873	802
Other non-financial liabilities		1,471	2,136
Provision Tomorrow Now litigation		240	234
Other provisions		406	609
Provisions		646	843
Deferred income	(11)	3,959	1,386
Total current liabilities		8,309	6,547
Trade and other payables		45	63
Tax liabilities		394	388
Financial liabilities	(10)	4,500	4,446
Other non-financial liabilities		111	98
Provisions		382	361
Deferred tax liabilities		535	574
Deferred income	(11)	65	62
Total non-current liabilities		6,032	5,991
Total liabilities		14,341	12,538
Issued capital		1,229	1,229
Share premium		508	492
Retained earnings		14,500	13,973
Other components of equity		41	–194
Treasury shares		–1,334	–1,337
Equity attributable to owners of parent		14,944	14,163
Non-controlling interests		9	8
Total equity	(12)	14,953	14,171
Equity and liabilities		29,294	26,710

INTERIM REPORT JANUARY – MARCH 2013	23

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31

	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
€ millions				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
1/1/2012	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			444					444		444
Other comprehensive income			2	–170	35	17		–116		–116
Comprehensive income			446	–170	35	17		328		328
Share-based payments		4						4		4
Issuance of shares under share-based payments		10						10		10
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		4					46	50		50
Other changes									1	1
3/31/2012	1,228	437	12,912	–189	44	–10	–1,384	13,038	9	13,047

1/1/2013	1,229	492	13,973	–236	22	20	–1,337	14,163	8	14,171
Profit after tax			520					520		520
Other comprehensive income			–2	235				233		233
Comprehensive income			518	235				753		753
Share-based payments		14						14		14
Reissuance of treasury shares under share-based payments		2					3	5		5
Other changes			9					9	1	10
3/31/2013	1,229	508	14,500	–1	22	20	–1,334	14,944	9	14,953

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31

€ millions	2013	2012
Profit after tax	520	444
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	233	192
Income tax expense	101	163
Financial income, net	15	16
Decrease/increase in sales and bad debt allowances on trade receivables	24	28
Other adjustments for non-cash items	17	–30
Decrease/increase in trade and other receivables	97	36
Decrease/increase in other assets	–81	–89
Decrease/increase in trade payables, provisions and other liabilities	–881	–688
Decrease/increase in deferred income	2,446	2,277
Interest paid	–7	–28
Interest received	15	26
Income taxes paid, net of refunds	–337	–276
Net cash flows from operating activities	2,162	2,071

Business combinations, net of cash and cash equivalents acquired	–12	–2,615
Purchase of intangible assets and property, plant, and equipment	–113	–113
Proceeds from sales of intangible assets or property, plant, and equipment	12	13
Purchase of equity or debt instruments of other entities	–250	–478
Proceeds from sales of equity or debt instruments of other entities	143	430
Net cash flows from investing activities	–220	–2,763

Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	4	48
Proceeds from issuing shares (share-based payments)	0	10
Proceeds from borrowings	0	1,000
Repayments of borrowings	0	–600
Net cash flows from financing activities	4	405

Effect of foreign exchange rates on cash and cash equivalents	50	–130
Net decrease/increase in cash and cash equivalents	1,996	–417
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	4,473	4,548

INTERIM REPORT JANUARY – MARCH 2013	25

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2012, included in our 2012 Annual Report (extract from the SAP Integrated Report 2012) and our Annual Report 2012 on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2012	23	176	199
Additions	4	92	96
Disposals	–5	–23	–28
December 31, 2012	22	245	267
Additions	0	1	1
Disposals	0	–9	–9
March 31, 2013	22	237	259

The addition during the first quarter of 2013 relates to the foundation of a legal entity. The disposals are due to mergers and liquidations of operating and non-operating acquired legal entities.

Our changes in the scope of consolidation in the first quarter of 2013 were not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Consolidated Financial Statements for 2012.

(3) Summary of Significant Accounting Policies

With the exception of the newly adopted accounting standards described below, the interim financial statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2012. Our significant accounting policies are summarized in the notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2012.

Newly Adopted Accounting Standards

The following accounting standards newly adopted in the first quarter of 2013 were relevant for the group:

•	Amendments to IFRS 7 (Financial Instruments: Disclosures): Offsetting financial assets and financial liabilities;

•	IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

the transition guidance for IFRS 10-12 issued in June 2012 (in other words, we adopted the new standards earlier than required by the European Union);

•	IFRS 13 (Fair Value Measurement);

•	Amendments to IAS 1 (Presentation of Financial Statements);

•	Amendments to IAS 19 (Employee Benefits).

The retrospective application of the revised IAS 19 has resulted in the netting of balance sheet items (mandatory netting of plan assets with time credits and early retirement obligations). Prior year numbers were restated accordingly (netting of financial assets with provisions in the amount of €124 million). Apart from that, the adoption of the standards/amendments does not have a material impact on the Consolidated Financial Statements but results, for example, in additional disclosures and reclassifications.

New Accounting Standards Not Yet Adopted

For detailed information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2012.

(4) Business Combinations

In the first quarter of 2013 and until the preparation of the related Interim Financial Statements, we acquired the following businesses in 2013:

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Ticket-Web GmbH & Co. KG Wildau, Germany	Solution provider of ticketing & customer relationship management.	Asset Deal	n/a	March 4, 2013
KMS Software Company LLC. Los Angeles, CA USA	Provider of employee onboarding solutions	Asset Deal	n/a	April 1, 2013
Camilion Solutions, Inc., Toronto, Canada	Solutions for the insurance industry	Share Deal	100%	April 2, 2013
SmartOps Corporation, Pittsburgh, PA USA	Provider of inventory and service-level optimization software solutions	Share Deal	100%	April 12, 2013

We acquire businesses in specific areas of strategic interest to us. All of the acquisitions listed in the above table are neither individually nor in aggregate material to SAP.

Acquisitions made in the preceding year are described in the Consolidated Financial Statements in our 2012 Annual Report.

INTERIM REPORT JANUARY – MARCH 2013	27

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q1 2013	Q1 2012
Salaries	1,400	1,278
Social security expense	238	201
Share-based payments	70	83
Pension expense	63	62
Termination benefits	12	10
Employee-related restructuring expenses	6	0
Employee Benefits Expense	1,789	1,633

We acquired SuccessFactors on February 21, 2012, and Ariba on October 1, 2012. As a result, the employee benefit expenses from SuccessFactors are included in the data for 2012 as of the acquisition date – Ariba numbers are not included in the data for the previous year.

On March 31, 2013, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as shown in the table below. The increase in headcount in the SAP Group to 64,598 includes 2,968 employees from additions from business combinations (especially Ariba).

Number of Employees (in Full-Time Equivalents)

	March 31, 2013				March 31, 2012
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	4,600	2,676	3,345	10,621	4,334	2,289	3,032	9,655
Professional services and other services	6,884	4,359	2,883	14,126	6,832	4,258	2,636	13,726
Research and development	8,965	3,685	5,411	18,060	8,834	3,367	4,561	16,762
Sales and marketing	5,828	6,240	2,972	15,040	5,220	5,239	2,626	13,085
General and administration	2,270	1,397	654	4,322	2,104	1,268	588	3,960
Infrastructure	1,286	825	319	2,429	1,224	727	281	2,232
SAP Group (March 31)	29,833	19,182	15,584	64,598	28,548	17,148	13,724	59,420

SAP Group (average first three months)	29,807	19,185	15,580	64,572	28,329	16,623	13,314	58,266

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1 2013	Q1 2012
Cost of software and software-related services	9	6
Cost of professional services and other services	12	24
Research and development	19	15
Sales and marketing	21	21
General and administration	9	17
Share-based payments	70	83

(6) Income Tax

In the first quarter of 2013, income taxes and the effective tax rate, each compared with the first quarter of 2012, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q1 2013	Q1 2012
Profit before income tax	621	607
Income tax expense	–101	–163
Effective tax rate in %	16.3	26.9

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q1 2013	Q1 2012
Profit attributable to owners of parent	520	444
Issued ordinary shares	1,229	1,228
Effect of treasury shares	–36	–38
Weighted average number of shares in millions – basic	1,193	1,190
Dilutive effect of free-matching shares in millions	2	1
Weighted average number of shares in millions – diluted	1,195	1,191
Basic earnings per share in €, attributable to owners of parent	0.44	0.37
Diluted earnings per share in €, attributable to owners of parent	0.44	0.37

INTERIM REPORT JANUARY – MARCH 2013	29

(8) Other Financial Assets

Other financial assets comprise:

Other Financial Assets

	March 31, 2013
€ millions	Current	Non-Current	Total
Loans and other financial receivables	58	229	287
Debt investments	129	3	132
Equity investments	0	213	213
Available-for-sale financial assets	129	216	345
Derivatives	92	39	131
Investments in associates	0	47	47
Total	279	531	810

	December 31, 2012
€ millions	Current	Non-Current	Total
Loans and other financial receivables	35	208	243
Debt investments	15	14	29
Equity investments	0	201	201
Available-for-sale financial assets	15	215	230
Derivatives	104	40	144
Investments in associates	0	46	46
Total	154	509	663

(9) Trade and Other Receivables

Trade and other receivables comprise:

Trade and Other Receivables

	March 31, 2013
€ millions	Current	Non-Current	Total
Trade receivables, net	3,843	0	3,843
Other receivables	29	97	126
Total	3,872	97	3,969

	December 31, 2012
€ millions	Current	Non-Current	Total
Trade receivables, net	3,837	0	3,837
Other receivables	80	88	168
Total	3,917	88	4,005

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	March 31, 2013	December 31, 2012
Gross carrying amount	3,976	3,943
Sales allowances charged to revenue	–94	–73
Allowance for doubtful accounts charged to expense	–39	–33
Carrying amount trade receivables, net	3,843	3,837

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(10) Financial Liabilities

Financial liabilities comprise:

Financial Liabilities

	March 31, 2013
€ millions	Current	Non-Current	Total
Bank loans	0	0	0
Private placement transactions	0	2,150	2,150
Bonds	600	2,288	2,888
Other financial liabilities	273	62	335
Financial liabilities	873	4,500	5,373

	December 31, 2012
€ millions	Current	Non-Current	Total
Bank loans	0	0	0
Private placement transactions	0	2,088	2,088
Bonds	600	2,287	2,887
Other financial liabilities	202	71	273
Financial liabilities	802	4,446	5,248

(11) Deferred Income

On March 31, 2013 short-term and long-term deferred income includes a total of €344 million in deferred revenue (December 31, 2012: €317 million; March 31, 2012: €120 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(12) Total Equity

Issued Shares

As at March 31, 2013, SAP AG had 1,228,504,232 no-par issued shares (December 31, 2012: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first quarter of 2013. In the first quarter of 2012, the number of issued shares increased by 256,216 shares, resulting from the exercise of awards granted under certain share-based payments.

Treasury Shares

On March 31, 2013, we held 36 million treasury shares, representing €36 million or 2.95% of capital stock.

In the first quarter of 2013, we did not acquire shares for treasury (Q1 2012: 1.1 million shares at an average price of approximately €48.14 per share). In the first quarter of 2013 we disposed of 0.1 million shares (Q1 2012: 1.2 million) with a purchase price of approximately €36.80 (Q1 2012: €36.51) per share.

Share purchases and share sales in 2013 and 2012 were in connection with our share-based payments, which are described in Note (27) in the Annual Report for 2012 included in our Integrated Report 2012.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the third quarter:

€ millions	Q1 2013	Q1 2012
Gains (losses) on exchange differences on translation	229	–164
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	229	–164
Gains (losses) on remeasuring available-for-sale financial assets	0	35
Reclassification adjustments on available-for-sale financial assets	0	0
Available-for-sale financial assets	0	35
Gains (losses) on cash flow hedges	13	16
Reclassification adjustments on cash flow hedges	–13	7
Cash flow hedges	0	23

INTERIM REPORT JANUARY – MARCH 2013	31

(13) Contingent Liabilities

For a detailed description of our contingent liabilities, see our 2012 Annual Report, Notes to the Consolidated Financial Statements section, Note (22). There have been no significant changes in contingent liabilities since December 31, 2012.

For information about contingent liabilities related to litigation, see Note (14).

(14) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million as at December 31, 2011, US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our 2012 Integrated Report, Notes to the Consolidated Financial Statements section, Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (versus the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. The hearing is not yet scheduled.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties are appealing and the appeal briefs have been filed. The hearing occurred in February 2013. Additionally, SAP filed a petition with the United States Patent Office (USPTO) challenging the validity of the asserted Versata patent. The USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision is expected by June 2013.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held

INTERIM REPORT JANUARY – MARCH 2013	33

by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents. SAP, along with the other defendants, is now appealing. The hearing occurred in March 2013 and a decision is expected mid-year 2013 or later.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed.

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see our 2012 Integrated Report, Notes to the Consolidated Financial Statements section, Note 10.

(15) Share-Based Payments

For a detailed description of our share-based payment plans, see our 2012 Integrated Report, Notes to the Consolidated Financial Statements section, Note (27), or our Annual Report 2012 on Form 20-F.

The outstanding bonus shares under the Share Matching Plan are:

Outstanding Restricted Shares

Number in thousands	March 31, 2013	December 31, 2012
Share Matching Plan 2010 (Bonus shares)	493	497
Share Matching Plan 2011 (Bonus shares)	444	448
Share Matching Plan 2012 (Bonus shares)	3,082	3,124

(16) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (24) to (26) to our Consolidated Financial Statements for 2012, which are included in our 2012 Integrated Report, and our Annual Report 2012 on Form 20-F. In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables,” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at March 31 were as follows:

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Fair Values of Financial Instruments

€ millions		2013
		Book Value 3/31/ 2013	Measurement Categories			Fair Value 3/31/ 2013	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	4,473	4,473			4,473
Trade receivables	L&R	3,969	3,843			3,843	126
Other financial assets		810
Debt securities	L&R/AFS				132	132
Equity securities	AFS/–			158	55	55	47
Other nonderivative financial assets	L&R		188			188	99
Derivative assets
With hedging relationship	–				32	32
Without hedging relationship	HFT				99	99
Liabilities
Trade payables	AC	–854	–604			–604	–250
Financial liabilities		–5,373
Nonderivative financial liabilities	AC		–5,150			–5,312
Derivatives
With hedging relationship	–				–5	–5
Without hedging relationship	HFT				–218	–218
Total financial instruments, net		3,025	2,750	158	95	2,683	22
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	99			99	99
Available-for-sale	AFS	345		158	187	187
Loans and receivables	L&R	8,630	8,504			8,504	126
Financial liabilities
At fair value through profit or loss	HFT	–218			–218	–218
At amortized cost	AC	–6,004	–5,754			–5,916	–250
Outside scope of IAS 39
Financial instruments related to employee benefit plans		99					99
Investment in associates		47					47
Derivatives with hedging relationship		27			27	27
Total financial instruments, net		3,025	2,750	158	95	2,683	22

INTERIM REPORT JANUARY – MARCH 2013	35

€ millions		2012
		Book Value 12/31/ 2012	Measurement Categories			Fair Value 12/31/ 2012	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,477	2,477			2,477
Trade receivables	L&R	4,005	3,837			3,837	168
Other financial assets		663
Debt securities	L&R/AFS				29	29
Equity securities	AFS/–			149	52	52	46
Other nonderivative financial assets	L&R		159			159	84
Derivative assets
With hedging relationship	–				29	29
Without hedging relationship	HFT				115	115
Liabilities
Trade payables	AC	–933	–684			–684	–249
Financial liabilities		–5,248
Nonderivative financial liabilities	AC		–5,051			–5,228
Derivatives
With hedging relationship	–				–2	–2
Without hedging relationship	HFT				–195	–195
Total financial instruments, net		964	738	149	28	589	49
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	115			115	115
Available-for-sale	AFS	230		149	81	81
Loans and receivables	L&R	6,641	6,473			6,473	168
Financial liabilities
At fair value through profit or loss	HFT	–195			–195	–195
At amortized cost	AC	–5,984	–5,735			–5,912	–249
Outside scope of IAS 39
Financial instruments related to employee benefit plans		84					84
Investment in associates		46					46
Derivatives with hedging relationship		27			27	27
Total financial instruments, net		964	738	149	28	589	49

Determination of Fair Value

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. Depending on the inputs used in and their significance for the valuation techniques, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 13.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Marketable available-for-sale debt and equity investments: The fair values of these securities are based on quoted market prices as at March 31.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts, using the respective market interest rates appropriate to the remaining term of the forwards contracts. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options, as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based payments are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.

•

Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at March 31, deducting a discount for the disposal restriction based on the premium for a respective put option.

•	Level 3: Unobservable inputs for the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as at March 31, 2013, to the three levels of the fair value hierarchy according to IFRS 13.

INTERIM REPORT JANUARY – MARCH 2013	37

Classification of Financial Instruments

	March 31, 2013				December 31, 2012
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate Bonds	128	0	0	128	27	0	0	27
Government securities	0	0	0	0	0	0	0	0
Municipal bonds	4	0	0	4	2	0	0	2
Debt investments	132	0	0	132	29	0	0	29
Software industry	49	6	0	55	52	0	0	52
Equity investments	49	6	0	55	52	0	0	52
Available-for-sale financial assets	181	6	0	187	81	0	0	81
FX forward contracts	0	67	0	67	0	76	0	76
Call options for share-based payments	0	64	0	64	0	68	0	68
Derivative financial assets	0	131	0	131	0	144	0	144
Total	181	137	0	318	81	144	0	225
Financial liabilities
FX forward contracts	0	223	0	223	0	197	0	197
Derivative financial liabilities	0	223	0	223	0	197	0	197
Total	0	223	0	223	0	197	0	197

It is our policy to recognize transfers at the beginning of the respective quarter when the event or change in circumstances occurred that caused the transfer.

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(17) Segment and Geographic Information

General Information

Following SAP’s increased focus on the cloud business, in the third quarter of 2012 we changed both the structure of the components that SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes. As part of this realignment, the previous Consulting and Training segments have been aggregated into the On-Premise Services segment. Certain activities of the previous Consulting and Training segments were shifted to the On-Premise Products segment. Discrete financial information for the previous Consulting and Training segments is no longer used by SAP management.

At the beginning of the first quarter of 2012, we had already integrated the activities of the former Sybase segment into the segments existing at that time (Product, Consulting, Training). The decision to discontinue Sybase as an independent organization and the subsequent integration was driven by our decision to support our planned growth in the area of mobility and database & technology. Subsequent to the integration, discrete financial information for the previous Sybase segment is no longer used by SAP management.

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

•	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), distinct from software for delivery in the cloud)

•	Within the On-Premise division, the types of services offered

•	Within the Cloud division, the fields in which the cloud applications are used

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises), mobile software (that is, software designed for use on mobile devices), and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, professional services, and educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue from its cloud-based collaborative business network.

INTERIM REPORT JANUARY – MARCH 2013	39

Information About Profit or Loss, Assets and Liabilities

Operating Segments Revenue and Profit or Loss

	On-Premise Division			Cloud Division			Total
€ millions	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
Q1 2013
Software	657	0	657	0	0	0	657
Cloud subscriptions and support	0	0	0	87	81	167	167
Software and cloud subscriptions	657	0	657	87	81	168	824
Support	2,099	0	2,099	6	8	14	2,113
Software and software-related service revenue	2,756	0	2,756	93	88	181	2,937
Professional services and other service revenue	0	656	656	22	21	43	698
Total revenue	2,756	656	3,412	115	109	224	3,636
Cost of revenue	–457	–539	–996	–42	–46	–88	–1,084
Gross profit	2,299	117	2,416	72	63	136	2,551
Cost of sales and marketing	–815	0	–815	–71	–37	–108	–923
Reportable segment profit/loss	1,484	117	1,600	1	26	28	1,628

Q1 2012
Software	637	0	637	0	0	1	637
Cloud subscriptions and support	0	0	0	32	3	35	35
Software and cloud subscription	637	0	637	32	3	35	672
Support	1,953	0	1,953	1	0	1	1,954
Software and software-related service revenue	2,590	0	2,590	33	3	37	2,626
Professional services and other service revenue	0	720	720	10	2	11	731
Total revenue	2,590	720	3,309	43	5	48	3,357
Cost of revenue	–443	–582	–1,025	–28	–8	–36	–1,061
Gross profit	2,147	138	2,285	15	–3	11	2,296
Cost of sales and marketing	–740	0	–740	–34	–2	–36	–776
Reportable segment profit/loss	1,407	138	1,545	–19	–6	–25	1,520

Segment asset/liability information is not regularly provided to our CODM. Goodwill by operating segment is disclosed in our Integrated Report 2012, Notes to the Consolidated Financial Statements section, Note (15).

For information about the Measurement and Presentation of the segment reporting, see the SAP Integrated Report 2012, Notes to the Consolidated Financial Statements section, Note (28).

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Reconciliation of Revenues and Segment Results

€ millions	Q1/2013	Q1/2012
Total revenues for reportable segments	3,636	3,357
Adjustment recurring revenues	–35	–7
Adjustment recurring cloud subscriptions and support revenues	–30	–6
Adjustment recurring support revenues	–4	–1
Total revenue	3,601	3,350

Total profit for reportable segments	1,628	1,520
Adjustment recurring revenues	–35	–7
Research and development expense	–535	–500
General and administration expense	–188	–185
Other operating income/expense, net	–3	–1
Restructuring	–13	0
Share-based payment expense	–70	–83
TomorrowNow litigation / Loss from discontinued operations	0	7
Acquisition-related charges	–137	–120
Operating profit	646	631
Other non-operating income/expense, net	–10	–8
Finance income, net	–15	–16
Profit before tax	621	607

The research and development expense as well as the general and administration expense presented in the reconciliation differs from the corresponding expense in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

INTERIM REPORT JANUARY – MARCH 2013	41

Geographic Information

The tables below show the breakdown of software revenue by location of contract negotiation and by customer location. The presentation by location of contract negotiation reflects the fact that in some cases, software contracts are negotiated and the customer’s buying decision is made in one country but an affiliated legal entity of the same customer in another country serves as the contracting party. A revenue-by-region reporting based on the customer location attributes the revenue to the home country of the contracting legal entity. SAP believes that the location of the contract negotiation provides more useful insight into where the revenue was earned. Therefore we have reported software revenue both by customer location and by location of negotiation. Between these two views, the attribution of software revenues to the different geographies only differs for transactions where, based on objective evidence, all contract negotiations were performed in a country other than the domicile of the legal entity contracting on the customer’s behalf. Under both views, the software revenue from a given contract is always attributed to one geography, that is, revenues are not split between geographies.

Revenue by Region

Software Revenue by Location Where Contracts Were Negotiated

€ millions	Q1/2013	Q1/2012
EMEA	298	275
Americas	254	239
APJ	105	123
SAP Group	657	637

Software Revenue by Location of Customers

€ millions	Q1/2013	Q1/2012
EMEA	300	279
Americas	252	236
APJ	105	123
SAP Group	657	637

Software and Cloud Subscription Revenue by Location of Customers

€ millions	Q1/2013	Q1/2012
EMEA	326	289
Americas	356	253
APJ	112	125
SAP Group	794	666

Software and Software-Related Service Revenue by Location of Customers

€ millions	Q1/2013	Q1/2012
Germany	399	371
Rest of EMEA	936	862
Total EMEA	1,335	1,233
United States	808	692
Rest of Americas	307	255
Total Americas	1,115	946
Japan	134	144
Rest of APJ	319	297
Total APJ	453	440
SAP Group	2,903	2,619

Total Revenue by Location of Customers

€ millions	Q1/2013	Q1/2012
Germany	526	517
Rest of EMEA	1,131	1,058
EMEA	1,657	1,575
United States	1,024	913
Rest of Americas	377	333
Americas	1,400	1,246
Japan	151	165
Rest of APJ	393	364
APJ	544	529
SAP Group	3,601	3,350

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(18) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see the SAP Integrated Report 2012, Notes to the Consolidated Financial Statements section, Note (30).

(19) Subsequent Events

No events have occurred after March 31, 2013 which have a material impact on the Company’ s Consolidated Financial Statements.

Release of the Interim Financial Statements

The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the first quarter of 2013 on April 17, 2013, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

INTERIM REPORT JANUARY – MARCH 2013	43

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	657	0	657	11	668	637	0	637	3	3	5
Cloud subscriptions and support	137	30	167	2	169	29	6	35	373	380	385
Software and cloud subscription	794	30	824	13	837	666	6	672	19	23	25
Support	2,109	4	2,113	44	2,157	1,953	1	1,954	8	8	10
Software and software-related service revenue	2,903	35	2,937	56	2,994	2,619	7	2,626	11	12	14
Consulting	557	0	557	8	565	597	0	597	–7	–7	–5
Other services	142	0	142	2	144	134	0	134	6	6	8
Professional services and other service revenue	698	0	698	11	709	731	0	731	–4	–4	–3
Total revenue	3,601	35	3,636	67	3,703	3,350	7	3,357	7	8	10

Operating Expense Numbers
Cost of software and software-related services	–604	97	–507			–538	71	–467	12	8
Cost of professional services and other services	–605	28	–578			–624	30	–594	–3	–3
Total cost of revenue	–1,210	125	–1,084			–1,162	101	–1,061	4	2
Gross profit	2,391	160	2,551			2,188	108	2,296	9	11
Research and development	–557	22	–535			–523	23	–500	6	7
Sales and marketing	–975	52	–923			–831	55	–776	18	19
General and administration	–197	9	–188			–209	24	–185	–6	2
Restructuring	–13	13	0			0	0	0	N/A	0
TomorrowNow litigation	0	0	0			7	–7	0	–97	0
Other operating income/expense, net	–3	0	–3			–1	0	–1	>100	>100
Total operating expenses	–2,955	221	–2,734	–40	–2,774	–2,719	196	–2,523	9	8	10

Profit Numbers
Operating profit	646	255	901	27	928	631	203	834	2	8	11
Other non-operating income/expense, net	–10	0	–10			–8	0	–8	32	32
Finance income	30	0	30			24	0	24	23	23
Finance costs	–44	0	–44			–40	1	–39	11	14
Financial income, net	–15	0	–15			–16	1	–15	–8	–1
Profit before tax	621	255	877			607	204	811	2	8
Income tax TomorrowNow litigation	0	0	0			–2	2	0	–95	N/A
Other income tax expense	–101	–86	–188			–161	–67	–228	–38	–18
Income tax expense	–101	–86	–188			–163	–65	–228	–38	–18
Profit after tax	520	169	689			444	139	583	17	18
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	520	169	689			444	139	583	17	18

Key Ratios
Operating margin in %	17.9		24.8		25.1	18.8		24.8	–0.9pp	0.0pp	0.3pp
Effective tax rate in %	16.3		21.4			26.9		28.1	–10.6pp	–6.7pp
Basic earnings per share, in €*	0.44		0.58			0.37		0.49	19	18

Deferred cloud subscriptions and support revenue (March 31)	344	33	377			120	72	193	>100	95

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2013	45

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Software Revenue by Region shows the breakdown by location of contract negotiation and by customer location, whereas Software and Cloud Subscription Revenue by Region, Software and Software-Related Service Revenue by Region, and Total Revenue by Region are based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Software Revenue by Location Where Contracts Were Negotiated

	For the three months ended March 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	298	0	298	4	302	275	0	275	8	8	10
Americas	254	0	254	3	257	239	0	239	6	6	8
APJ	105	0	105	3	108	123	0	123	–15	–15	–12
Software revenue	657	0	657	11	668	637	0	637	3	3	5

Revenues by Location of Customers

	For the three months ended March 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	300	0	300	4	304	279	0	279	8	8	9
Americas	252	0	252	3	255	236	0	236	7	7	8
APJ	105	0	105	3	108	123	0	123	–15	–15	–12
Software revenue	657	0	657	11	668	637	0	637	3	3	5

Software and cloud subscription revenue by region
EMEA	326	0	326	5	331	289	0	289	13	13	15
Americas	356	30	386	4	390	253	6	259	41	49	51
APJ	112	0	112	4	116	125	0	125	–10	–10	–7
Software and cloud subscription revenue	794	30	824	13	837	666	6	672	19	23	25

Software and software-related service revenue by region
Germany	399	0	399	0	399	371	0	371	8	8	8
Rest of EMEA	936	0	936	14	950	862	1	863	9	8	10
Total EMEA	1,335	0	1,335	14	1,348	1,233	1	1,234	8	8	9
United States	808	35	842	5	847	692	6	698	17	21	21
Rest of Americas	307	0	307	15	322	255	0	255	20	20	26
Total Americas	1,115	35	1,150	19	1,169	946	6	952	18	21	23
Japan	134	0	134	22	156	144	0	144	–7	–7	8
Rest of APJ	319	0	319	1	320	297	0	297	7	7	8
Total APJ	453	0	453	23	476	440	0	440	3	3	8
Software and software-related service revenue	2,903	35	2,937	56	2,994	2,619	7	2,626	11	12	14

Total revenue by region
Germany	526	0	526	–1	525	517	0	517	2	2	2
Rest of EMEA	1,131	0	1,131	16	1,147	1,058	1	1,059	7	7	8
Total EMEA	1,657	0	1,657	15	1,672	1,575	1	1,576	5	5	6
United States	1,024	35	1,058	6	1,064	913	6	919	12	15	16
Rest of Americas	377	0	377	18	395	333	0	333	13	13	19
Total Americas	1,400	35	1,435	24	1,459	1,246	6	1,252	12	15	17
Japan	151	0	151	25	176	165	0	165	–8	–8	7
Rest of APJ	393	0	393	2	395	364	0	364	8	8	9
Total APJ	544	0	544	27	571	529	0	529	3	3	8
Total revenue	3,601	35	3,636	67	3,703	3,350	7	3,357	7	8	10

46	SUPPLEMENTARY FINANCIAL INFORMATION

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2013	47

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2012	Q2/2012	Q3/2012	Q4/2012	TY 2012	Q1/2013
Software (IFRS)	637	1,059	1,026	1,937	4,658	657
Revenue adjustment*	0	0	0	0	0	0
Software (non-IFRS)	637	1,059	1,026	1,937	4,658	657
Cloud subscriptions and support (IFRS)	29	52	63	126	270	137
Revenue adjustment*	6	17	17	33	73	30
Cloud subscriptions and support (non-IFRS)	35	69	80	159	343	167
Support (IFRS)	1,953	2,013	2,105	2,166	8,237	2,109
Revenue adjustment*	1	1	1	5	9	4
Support (non-IFRS)	1,954	2,014	2,106	2,171	8,246	2,113
Software and software-related service revenue (IFRS)	2,619	3,124	3,194	4,228	13,165	2,903
Revenue adjustment*	7	18	18	38	81	35
Software and software-related service revenue (non-IFRS)	2,626	3,142	3,212	4,266	13,246	2,937

Total revenue (IFRS)	3,350	3,898	3,952	5,023	16,223	3,601
Revenue adjustment*	7	18	18	38	81	35
Total revenue (non-IFRS)	3,357	3,916	3,970	5,062	16,304	3,636

Operating profit (IFRS)	631	921	921	1,592	4,065	646
Revenue adjustment*	7	18	18	38	81	35
Expense adjustment*	196	234	300	338	1,067	221
Operating profit (non-IFRS)	834	1,173	1,239	1,969	5,214	901

Operating margin (IFRS) in %	18.8	23.6	23.3	31.7	25.1	17.9
Operating margin (non-IFRS) in %	24.8	30.0	31.2	38.9	32.0	24.8

Effective tax rate (IFRS) in %	26.9	23.6	24.8	28.0	26.2	16.3
Effective tax rate (non-IFRS) in %	28.1	25.6	26.7	28.7	27.5	21.4

Earnings per share, basic in € (IFRS)	0.37	0.55	0.52	0.92	2.37	0.44
Earnings per share, basic in € (non-IFRS)	0.49	0.70	0.70	1.14	3.03	0.58

Net cash flows from operating activities	2,071	329	657	765	3,822	2,162
Purchases of intangible assets, and property, plant and equipment	–113	–162	–95	–171	–541	–113
Free cash flow	1,958	167	562	594	3,281	2,049

Deferred cloud subscriptions and support revenue (quarter end) (IFRS)	120	155	169	317	317	344
Revenue adjustment*	72	133	44	40	40	33
Deferred cloud subscriptions and support revenue (quarter end) (non-IFRS)	193	289	213	358	358	377

Days sales outstanding (DSO) in days**	60	61	60	59	59	61

Headcount***	59,420	60,972	61,344	64,422	64,422	64,598

Employee retention in % (rolling 12 months)	93	94	94	94	94	94
Women in management in % (quarter end)	18.7	19.0	19.3	19.4	19.4	19.9
Greenhouse gas emissions in kilotons	130	120	115	120	485	140

*

Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as

48	SUPPLEMENTARY FINANCIAL INFORMATION

revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

**	Days Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

INTERIM REPORT JANUARY – MARCH 2013	49

ADDITIONAL INFORMATION

Financial Calendar

June 4, 2013

Annual General Meeting of Shareholders, Mannheim, Germany

July 18, 2013

Second-quarter earnings release, telephone conference

October 21, 2013

Third-quarter earnings release, telephone conference

January 21, 2014

Fourth-quarter and full-year 2013 preliminary earnings release, telephone conference

Investor Services

For more information, see our Q1 2013 Earnings Release, our Q1 2013 Investor Presentation, and a replay of our Q1 2013 Conference Call, all of which are available at http://www.sap.com/corporate-en/investors/events/calendar.epx?cat=132.

SAP offers additional services and resources on our investor relations Website, www.sap.com/investor, to help investors learn more about SAP stock including, for example, our e-mail newsletter, text message services, and Twitter messages.

The SAP Integrated Report is available online only at www.sapintegratedreport.com in both English and German.

The following publications are available in English at

www.sap.com/investor (follow the link to Financial Reports and then to the period you are interested in), or in German at www.sap.de/investor, as indicated below:

•	SAP Group Annual Report (IFRS, in English and German, printed)

•	Annual Report on Form 20-F (IFRS, only in English, printed)

•	SAP AG Statutory Financial Statements and Review of Operations (HGB, only in German, printed)

•	Quarterly Reports (in English and German, printed)

•	SAP INVESTOR, SAP’s quarterly shareholder magazine (online at www.sap-investor.com, in English and German (printed))

You can also read SAP’s annual and quarterly reports on an iPad. The free and interactive app is now available in the App Store.

If you would like to order a printed copy of the Annual Report or subscribe to our SAP INVESTOR shareholder magazine, you can do so on our Website or by sending an e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:

Europe, Asia Pacific Japan, Africa

Tel. +49 6227 7-67336

Fax +49 6227 7-40805

Americas

Tel. +1 877 727 7862

Addresses

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 7-47474

Fax +49 6227 7-57575

Internet www.sap.com

E-mail info@sap.com

All international subsidiaries are listed on: www.sap.com/contactsap/directory

Information About Content:

Investor Relations:

Tel. +49 6227 7-67336

Fax +49 6227 7-40805

E-mail investor@sap.com

Twitter @SAPinvestor

Internet www.sap.com/investor

Imprint

Overall Responsibility:

SAP AG

Corporate Financial Reporting

Published on April 19, 2013

Copyright Usage in Collateral

© 2013 SAP AG or an SAP affiliate company. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

50	ADDITIONAL INFORMATION

Some software products marketed by SAP AG and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Please see www.sap.com/corporate-en/legal/copyright/ for additional trademark information and notices.

INTERIM REPORT JANUARY – MARCH 2013	51

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

www.sap.com

www.sap.com/investor